NOL

09046351

RECEIVED

2009 JUN 16 A 1:53

11 June 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has made the following announcements on 2 June 2009, 5 June 2009 and 11 June 2009 in relation to the Renounceable Underwritten Rights Issue:-

(1) Proposed Rights Issue to Raise Gross Proceeds of Approximately S$1.437 Billion;

(2) Appointment of Additional Joint Lead Managers and Underwriters; and

(3) Renounceable Underwritten Rights Issue: Receipt of In-Principle Approval and Notice of Books Closure Date.

Attached are copies of the announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs
/cl

dlw 6/16

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Rights Issue) - 11Jun09.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Wong Kim Wah (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Jun-2009 07:30:49
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	PROPOSED RIGHTS ISSUE TO RAISE GROSS ROCEEDS OF APPROXIMATELY S$1.437 BILLION (THE "RIGHTS ISSUE")
Description	Please refer to the Company's Announcement and Corporate Presentation (attached) on the above subject.
Attachments	Announcement.pdf Presentation.pdf Total size = **219K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

PROPOSED RIGHTS ISSUE TO RAISE GROSS PROCEEDS OF APPROXIMATELY S$1.437 BILLION (THE "RIGHTS ISSUE")

Capitalised terms used herein shall have the definitions ascribed to them at the end of this Announcement, unless otherwise stated or the context otherwise requires.

1. INTRODUCTION

1.1 **Proposed Rights Issue.** Neptune Orient Lines Limited ("**Company**") wishes to announce that the Company is undertaking a renounceable underwritten rights issue ("**Rights Issue**") of new ordinary shares ("**Shares**") in the Company to raise gross proceeds of approximately S$1.437 billion.

Pursuant to the Rights Issue and based on the 1,473,442,398 Shares (excluding treasury shares) in issue as at the date of this Announcement ("**Existing Share Capital**"), 1,105,081,798 Rights Shares will be offered at S$1.30 for each Rights Share ("**Rights Issue Price**") on the basis of three (3) Rights Shares for every four (4) Shares held as at the Books Closure Date (which will be announced in due course), fractional entitlements to be disregarded.

The Rights Issue is timely for the Company as, during the period between 1 January 2009 and 29 May 2009, the Straits Times Index has recovered by approximately 32% and the share price of the Company has increased by approximately 37%.

1.2 **Underwriting.** The Company has appointed DBS Bank Ltd. ("**DBS Bank**") as the financial adviser, lead manager and underwriter of the Rights Issue. As of the date of this Announcement, the Rights Issue is underwritten in full by DBS Bank subject to the terms and conditions of a management and underwriting agreement made between DBS Bank and the Company ("**Underwriting Agreement**"). The Company may appoint, on a several basis, other financial institutions licensed by the Monetary Authority of Singapore ("**MAS**") to conduct underwriting activities (DBS Bank and such other financial institutions, collectively, "**Joint Lead Managers and Joint Underwriters**") to underwrite the Rights Issue on the terms and conditions of the Underwriting Agreement. The Company will make an announcement in the event of any such appointment.

Temasek Holdings (Private) Limited ("**Temasek**") is supportive of the Rights Issue and through its wholly-owned subsidiary, Lentor Investments Pte. Ltd. ("**Lentor**"), has given an irrevocable undertaking to subscribe or procure subscription of the Temasek *Pro-Rata* Shares and has entered into a sub-underwriting agreement with DBS Bank pursuant to which Lentor shall subscribe for up to the number of Underwritten Rights Shares to the extent that such Rights Shares are not validly subscribed for under the Rights Issue.

2. RATIONALE OF RIGHTS ISSUE AND USE OF PROCEEDS

The board of directors of the Company ("**Board**") believes that the Rights Issue will assist the Company and its subsidiaries ("**Group**") to repay its debt, strengthen the balance sheet and enhance the financial flexibility of the Group and provide Shareholders with the pre-emptive opportunity to subscribe for Shares at a discount.

2.1 Repayment of debts

As at the date of this Announcement, the Company intends to use approximately 50% of the net proceeds from the Rights Issue for the repayment of debts of the Group.

2.2 Investments, general corporate and working capital purposes and further repayment of debts

The Company intends to use the balance of the net proceeds for: (a) investments if opportunities arise; and/or (b) general corporate and working capital purposes; and/or (c) further repayment of debts.

In response to the challenging operating environment, the Group has already taken measures to rationalise its network, equipment, terminal handling and land transport expenses and reduce its general and administrative costs. These measures, together with its enhanced financial flexibility following the Rights Issue, will position the Group well to capitalise on investment opportunities that may arise in the current economic climate. This is expected to place the Group in a stronger competitive position when the industry upturn occurs.

The Rights Issue will strengthen the Group's balance sheet, provide additional general working capital and enhance its financial flexibility. As at 3 April 2009[1], the Group's net gearing[2] was approximately 0.45. Based on the Existing Share Capital, the Rights Issue will raise gross proceeds of approximately S$1.437 billion and the estimated net proceeds of the Rights Issue, after deducting estimated expenses of approximately S$36 million, is expected to be approximately S$1.401 billion. Based on the net proceeds of S$1.401 billion from the Rights Issue, the Group's net gearing on a pro forma basis as at 3 April 2009 will be close to zero.

The Group's enhanced financial flexibility arising from a stronger balance sheet will provide the Group with an important source of differentiation in the credit constrained environment.

Pending deployment, the net proceeds of the Rights Issue may be deposited with banks and/or financial institutions, invested in short-term money markets and/or marketable securities, as the Company deems appropriate.

---

[1] Being the date on which the Group's first quarter ended

[2] Net gearing is defined as the ratio of the Group's total borrowings less cash and cash equivalents to its total equity (including minority interest).

2.3 **Provide Shareholders with the pre-emptive opportunity to subscribe for Shares at a discount**

The Rights Issue would also provide Entitled Shareholders with the pre-emptive opportunity to subscribe for their *pro rata* entitlements to the Rights Shares at a discount to the trading price of the Shares. The Rights Issue Price of S$1.30 represents a discount of approximately:

(a) 15.0% to the closing price of S$1.53 per Share ("**Closing Price**") on the SGX-ST on 29 May 2009 (being the last trading day of the Shares on the SGX-ST prior to the time of the Announcement); and

(b) 9.2% to the theoretical ex-Rights price ("**TERP**") of S$1.43 per Share. Please refer to the definition of "TERP" below which sets out the formula for the determination of TERP.

The Rights Issue is renounceable and Entitled Shareholders who do not wish to subscribe for the Rights Shares may choose to sell their Rights during the "nil-paid" rights trading period. In addition, Entitled Shareholders may apply for excess Rights Shares. The excess Rights Shares applied for by minority shareholders will rank ahead of the Directors and Substantial Shareholders (including the Temasek Entities) in terms of allocation.

3. PRINCIPAL TERMS OF THE RIGHTS ISSUE

3.1 **Conditions.** The Rights Issue is subject to, *inter alia*, (a) the approval in-principle of the SGX-ST for the listing of, dealing in and quotation of the Rights Shares on the Main Board of the SGX-ST; and (b) the lodgement by the Company of the Offer Information Statement with the MAS. The Company expects to make a formal application to the SGX-ST shortly for the listing of the Rights Shares. Appropriate announcements will be made upon the receipt of in-principle approval from the SGX-ST and lodgement of the Offer Information Statement with the MAS.

3.2 **Rights Shares.** Based on the Existing Share Capital, 1,105,081,798 Rights Shares will be issued under the Rights Issue. These 1,105,081,798 Rights Shares constitute the Rights Shares which are underwritten by DBS Bank (or the Joint Lead Managers and Joint Underwriters, as the case may be) ("**Underwritten Rights Shares**").

As of the date hereof, the Company has outstanding employee share options ("**Share Options**"), some of which have vested on or before, and some of which will vest after, the Books Closure Date. As the exercise prices of the Share Options which have vested on or before the Books Closure Date are higher than the Closing Price, the Company does not expect to issue any new Shares pursuant to the exercise of such Share Options. If, however, any new Shares are issued pursuant to any such exercise on or prior to the Books Closure Date or any Shares held in treasury are re-issued on or prior to the Books Closure Date, provisional allotments of Rights Shares will also be made in respect of such new Shares or re-issued Shares, but such provisional allotments of Rights Shares will not comprise part of the Underwritten Rights Shares and will not be underwritten by DBS Bank (or the Joint Lead Managers and Joint Underwriters, as the case may be) or be subject to the Sub-Underwriting Commitment of the Temasek Entities.

3.3 **Basis of Rights Entitlement.** The Rights Shares will be offered on the basis of three (3) Rights Shares for every four (4) existing Shares held by Shareholders as at the Books Closure Date. Fractional entitlements to the Rights Shares will be disregarded and will,

together with the provisional allotments of Rights Shares which are not taken up or allotted for any reason, be aggregated and allotted to satisfy excess applications for Rights Shares (if any), or disposed of or otherwise dealt with in such manner as the Board may, in its absolute discretion, deem fit in the best interests of the Company. In the allotment of excess Rights Shares, preference will be given to the rounding of odd lots, and the Directors and Substantial Shareholders (including the Temasek Entities) will rank last in priority.

The Rights Shares will be issued pursuant to the share issue mandate approved by shareholders of the Company at its Annual General Meeting held on 15 April 2009.

3.4 ***Pari Passu* Ranking.** The Rights Shares are payable in full upon acceptance and application, and when allotted and issued, will rank *pari passu* in all respects with the then existing Shares, save for any dividends, rights, allotments or other distributions the record date for which falls before the date of issue of the Rights Shares.

3.5 **Further Information.** Full details of the terms and conditions of the Rights Issue will be set out in the Offer Information Statement to be lodged with the MAS in connection with the Rights Issue and to be despatched to Entitled Shareholders in due course.

4. UNDERWRITING

The Rights Issue is underwritten in full by DBS Bank on the terms and subject to the conditions of the Underwriting Agreement. In consideration of DBS Bank's agreement to underwrite the Rights Shares, the Company will pay DBS Bank an underwriting commission of: (a) 1.75% of the Rights Issue Price multiplied by the number of Temasek *Pro Rata* Shares (as defined below), and (b) 2.25% of the Rights Issue Price multiplied by the difference between (i) the total number of Underwritten Rights Shares and (ii) the number of Temasek *Pro Rata* Shares.

In the event that the Company appoints additional Joint Lead Manager(s) and Joint Underwriter(s) in addition to DBS Bank, the underwriting commission will be shared by the Joint Lead Managers and Joint Underwriters in proportion to their respective underwriting commitments. The Joint Lead Managers and Joint Underwriters will also be entitled to management fees, the amount of which will be determined in due course and disclosed in the Offer Information Statement.

5. TEMASEK ENTITIES' UNDERTAKING AND SUB-UNDERWRITING

5.1 **Temasek Entities' Existing Shareholding.** As at the date of this Announcement, Temasek holds directly and through its wholly-owned subsidiaries, Lentor and Startree Investments Pte. Ltd. ("**Startree**") (Temasek, Lentor and Startree, collectively, "**Temasek Entities**"), approximately 67.43%[3] of the Existing Share Capital[4].

5.2 **Temasek Entities' Irrevocable Undertaking.** In support of the Rights Issue, Lentor has given an irrevocable undertaking ("**Irrevocable Undertaking**") to the Company and DBS Bank[5] that, *inter alia,* (a) the Temasek Entities will not have less than an aggregate of

[3] In addition, Temasek has a further deemed interest in 0.04% of the Existing Share Capital as at the date of this Announcement, resulting in an aggregate of approximately 67.47% of the Existing Share Capital.

[4] Based on the confirmation received from Temasek on 1 June 2009.

[5] The Irrevocable Undertaking will also be for the benefit of any additional Joint Lead Managers and Joint Underwriters that the Company may appoint.

993,529,332 Shares as at the Books Closure Date; and (b) the Temasek Entities will subscribe and pay in full for all of the Rights Shares which the Temasek Entities are entitled ("**Temasek *Pro Rata* Shares**") to subscribe for under the Rights Issue, by virtue of the 993,529,332 Shares held in aggregate by the Temasek Entities at the date of this Announcement.

5.3 **Temasek Entities' Sub-Underwriting Commitment.** Lentor has also entered into a sub-underwriting agreement ("**Sub-Underwriting Agreement**") with DBS Bank[6], pursuant to which Lentor has agreed to subscribe at the Rights Issue Price for the Underwritten Rights Shares to the extent that such Rights Shares are not validly subscribed for under the Rights Issue (the "**Sub-Underwriting Committment**").

5.4 **Temasek Entities' Sub-Underwriting Fees.** In consideration of Lentor's commitment under the Sub-Underwriting Agreement, DBS Bank has agreed to pay to Lentor sub-underwriting commissions of: (a) 1.75% of the Rights Issue Price multiplied by the number of Temasek *Pro Rata* Shares, and (b) 2.25% of the Rights Issue Price multiplied by the difference between (i) the total number of Underwritten Rights Shares and (ii) the number of Temasek *Pro Rata* Shares. The sub-underwriting commissions will be paid by DBS Bank (or by each Joint Lead Manager and Joint Underwriter in proportion to its respective underwriting commitment as the case may be).

6. BOARD CONFIRMATION[7]

6.1 **Terms of the Underwriting Agreement.** The Board notes that DBS Bank is not an "interested person" of the Group as defined under the Listing Manual of the SGX-ST and having considered the terms of the Underwriting Agreement (including the commissions payable to DBS Bank thereunder), the Board is of the view that the terms of the Underwriting Agreement have been entered into on an arm's length basis and are on normal commercial terms.

6.2 **Terms of the Sub-Underwriting Agreement.** In considering the structure of the Rights Issue underwriting, the Board has considered and noted, *inter alia,* the following:

(a) the rationale for, and the use of proceeds from, the Rights Issue, as set out in this Announcement;

(b) the importance of the Rights Issue to be fully underwritten, given the execution risks posed by the rights issue execution period;

(c) the written confirmation from DBS Bank to the Board that DBS Bank will not underwrite the Rights Issue without the Sub-Underwriting Agreement being put in place, and that the discussion on the sub-underwriting arrangement with the Temasek Entities was initiated by DBS Bank and not by the Temasek Entities;

(d) the assumption by the Temasek Entities of market risks for the entire Rights Issue and the giving up of their ability to trade their Rights; and

---

[6] The Sub-Underwriting Agreement will also be for the benefit of any additional Joint Lead Managers and Joint Underwriters that the Company may appoint.

[7] One of the Directors, Mr Simon Israel, is an executive director of Temasek, which holds 27.8% of the DBS Group Holdings Limited, the parent company of DBS Bank. In view of his executive position in Temasek and Temasek's shareholding interests in DBS Bank, Mr Simon Israel has recused himself from the deliberations and decisions of the Board in relation to the Rights Issue including the sub-underwriting arrangements referred to in Section 6.

(e) the sub-underwriting fee paid to the Temasek Entities (through Lentor) (i) not being higher than the commission payable to the Joint Lead Managers and Joint Underwriters; (ii) being paid by the Joint Lead Managers and Joint Underwriters out of their own underwriting commission; and (iii) not leading to an additional cost to the Company over and above the underwriting commission payable to the Joint Lead Managers and Joint Underwriters.

On the bases set out above, the Board is of the view that the terms of the Sub-Underwriting Agreement are fair and not prejudicial to the Company and to other Shareholders.

6.3 **No Dissenting Views.** Save for Mr Simon Israel who recused himself from the deliberations, none of the Directors dissented in arriving at the above opinions.

6.4 **Directors' Intentions.** Save for Mr Ronald Dean Widdows who has other financial commitments, all other Directors who have direct or deemed interests in Shares as at the date of this Announcement have indicated that they intend to accept or procure the acceptance of their *pro rata* entitlements under the Rights Issue .

7. LOCK-UP

Under the Underwriting Agreement, the Company has agreed, *inter alia*, that it will not issue any new Shares for a period of 90 days following the completion of the Rights Issue without the prior consent of the Joint Lead Managers and Joint Underwriters, such consent not to be unreasonably withheld, provided that such a restriction shall not prohibit the Company from issuing new Shares pursuant to the exercise of the Share Options or the vesting and delivery of the Share Awards.

8. ELIGIBILITY TO PARTICIPATE IN THE RIGHTS ISSUE

8.1 **Entitled Depositors.** Depositors whose Securities Accounts are credited with Shares as at 5.00 p.m. (Singapore time) on the Books Closure Date will be provisionally allotted Rights Shares entitlements on the basis of the number of Shares standing to the credit of their Securities Accounts as at the Books Closure Date.

To be "Entitled Depositors", Depositors must have registered addresses in Singapore with CDP as at the Books Closure Date or if they have registered addresses outside Singapore must provide CDP, at 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, with a registered address in Singapore no later than three (3) Market Days prior to the Books Closure Date, in order to receive their provisional allotment of Rights Shares.

8.2 **Entitled Scripholders.** Shareholders whose share certificates are not deposited with CDP and whose Shares are not registered in the name of CDP (the "**Scripholders**") will have to submit duly completed and stamped transfers (in respect of Shares not registered in the name of CDP), together with all relevant documents of title, so as to be received by 5.00 p.m. (Singapore time) on the Books Closure Date by the Share Registrar at 63 Cantonment Road, Singapore 089758, in order to be registered to determine the transferee's provisional allotments of Rights Shares under the Rights Issue.

To be "Entitled Scripholders", Scripholders must have registered addresses in Singapore with the Share Registrar as at the Books Closure Date or if they have registered addresses outside Singapore must provide the Share Registrar, at 63 Cantonment Road, Singapore

089758, with an address in Singapore for the service of notices or documents not later than three (3) Market Days prior to the Books Closure Date, in order to receive their provisional allotment of Rights Shares.

8.3 **Shares Held Under Certain Situations.** Shareholders who hold Shares under the CPF Investment Scheme or the SRS or through a finance company or Depository Agent can only accept their provisional allotments of Rights Shares by instructing their relevant bank, finance company or depository agent to do so on their behalf. **Any application made by the above-mentioned Shareholders directly to CDP or through ATMs will be rejected.** Such Shareholders should refer to the OIS for the details relating to the offer procedure in connection with the Rights Issue.

8.4 **Foreign Shareholders**. For practical reasons and in order to avoid violating applicable securities laws outside Singapore, the Rights Shares will not be offered to Shareholders with registered addresses outside Singapore as at Books Closure Date and who have not at least three (3) Market Days prior thereto provided CDP or the Share Registrar, as the case may be, with addresses in Singapore for the service of notices or documents in accordance with the foregoing.

To the extent it is practicable to do so, arrangements may, at the absolute discretion of the Company, be made for the provisional allotments of Rights Shares which would otherwise have been provisionally allotted to Foreign Shareholders to be sold "nil-paid" on the SGX-ST as soon as practicable after commencement of trading of "nil-paid" Rights. The net proceeds of such sales (after deducting any applicable brokerage, commissions and expenses, including GST) will be aggregated and paid to Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date, save that no payment will be made of amounts of less than S$10.00 to a single or joint Foreign Shareholders, which amounts will be aggregated and will ultimately accrue to the benefit of the Company.

For the avoidance of doubt, even if a Foreign Shareholder has provided a Singapore address as aforesaid, offer of Rights Shares to him will be subject to compliance with applicable securities laws outside Singapore to the extent reasonably practicable.

8.5 **Qualified Institutional Buyers**. Notwithstanding the foregoing, in reliance upon certain exemptions from registration under the Securities Act applicable to an offer and sale of securities which does not involve a public offering in the United States, the Company intends to offer, by way of private placement and subject to compliance with applicable laws and regulations, the Rights Shares to a limited number of pre-identified shareholders who the Company and the Joint Lead Managers and Joint Underwriters reasonably believes are QIBs (as defined in Rule 144A under the Securities Act), provided that such investors furnish to the Company and the Joint Lead Managers and Joint Underwriters signed investor representation letters in the form to be set out in the Offer Information Statement. The Company believes that an offer to QIBs would help enhance the success of the Rights Issue, and the Company and the Joint Lead Managers and Joint Underwriters reserve absolute discretion in determining whether to allow such participation as well as the identity of the persons who may be allowed to do so.

9. ADJUSTMENTS TO SHARE OPTIONS AND SHARE AWARDS

The Company will review and consider if it is appropriate to make adjustments with respect to the Share Options granted under the Share Option Plan and the Share Awards made under the Performance Share Plans.

10. INDICATIVE TIMETABLE OF THE RIGHTS ISSUE

An indicative timeline for the Rights Issue will be set out in a further announcement following the receipt of the in-principle approval from the SGX-ST for the listing of, dealing in and quotation of the Rights Shares on the Main Board of the SGX-ST.

Media Enquiries:
Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquires :
Mr. Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah
Company Secretary

2 June 2009

DEFINITIONS

"Announcement"	:	This announcement dated 2 June 2009
"Board"	:	The board of directors of the Company
"Books Closure Date"	:	The time and date to be determined by the Directors, at and on which the register of members and the share transfer books of the Company will be closed to determine the provisional allotments of the Rights Shares of the Entitled Scripholders under the Rights Issue; and in the case of Entitled Depositors, at and on which their provisional allotments of the Rights Shares under the Rights Issue will be determined
"CDP"	:	The Central Depository (Pte) Limited
"CPF"	:	Central Provident Fund
"Closing Price"	:	The closing price of S$1.53 per Share on the SGX-ST on 29 May 2009 (being the last trading day of the Shares on the SGX-ST prior to the time of the Announcement)
"Company"	:	Neptune Orient Lines Limited
"Companies Act" or **"Act"**	:	Companies Act (Chapter 50) of Singapore, as amended, modified or supplemented from time to time
"DBS Bank"		DBS Bank Ltd.
"Directors"	:	The directors of the Company
"Entitled Depositor(s)"	:	Shareholders with Shares standing to the credit of their Securities Accounts and whose registered addresses with CDP are in Singapore as at the Books Closure Date or who have, at least three (3) Market Days prior to the Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents
"Entitled Scripholder(s)"	:	Shareholders whose share certificates have not been deposited with CDP and who have tendered to the Share Registrar valid transfers of their Shares and the certificates relating thereto for registration up to the Books Closure Date and whose registered addresses with the Company are in Singapore as at the Books Closure Date or who have, at least three (3) Market Days prior to the Books Closure Date, provided the Share Registrar with addresses in Singapore for the service of notices and documents
"Entitled Shareholder(s)"	:	Entitled Depositors and Entitled Scripholders
"Existing Share Capital"	:	The existing issued and fully paid-up share capital of the Company comprising 1,473,442,398 Shares (excluding treasury shares) as at the date of this Announcement
"Foreign Shareholders"	:	Shareholders whose registered addresses are outside Singapore as at the Books Closure Date, and who have not, at least three (3) Market Days prior to the Books

		Closure Date, provided to the Company, the Share Registrar or CDP, as the case may be, addresses in Singapore for the service of notices and documents
"Group"	:	The Company and its subsidiaries
"GST"	:	Goods and services tax levied under the Goods and Services Tax Act, Chapter 117A of Singapore
"Irrevocable Undertaking"		The irrevocable undertaking dated 2 June 2009 by Lentor to the Company and DBS Bank
"Joint Lead Managers and Joint Underwriters"	:	DBS Bank and such other financial institutions licensed by the MAS to conduct underwriting activities as may be appointed by the Company as joint lead managers and joint underwriters
"Lentor"	:	Lentor Investments Pte. Ltd., a wholly-owned subsidiary of Temasek
"Listing Manual"	:	The listing manual of the SGX-ST, as amended, modified or supplemented from time to time
"Market Day"	:	A day on which SGX-ST is open for securities trading
"MAS"	:	Monetary Authority of Singapore
"Offer Information Statement"	:	The offer information statement to be issued by the Company and lodged with MAS in connection with the Rights Issue
"Performance Share Plans"	:	The Performance Share Plan 1999 and the Performance Share Plan 2004
"Performance Share Plan 1999"	:	The share incentive plan for the granting of Shares to employees and executive Directors of the Group, approved at a general meeting of the Company held on 10 November 1999, as subsequently terminated on 20 April 2004 without prejudice to the rights of participants of awards granted prior to termination
"Performance Share Plan 2004"	:	The share incentive plan for the granting of Shares to employees and executive Directors of the Group, approved at a general meeting of the Company held on 20 April 2004
"QIBs"	:	"Qualified institutional buyers" within the meaning of Rule 144A of the Securities Act
"Rights"	:	The provisional entitlements to subscribe for Rights Shares
"Rights Issue"	:	The proposed renounceable underwritten rights issue by the Company of Rights Shares at the Rights Issue Price, on the basis of three (3) Rights Shares for every four (4) existing Shares held by Shareholders as at the Books Closure Date, fractional entitlements to be disregarded, on the terms and conditions set out in the Offer Information Statement

"Rights Issue Price"	:	The issue price of S$1.30 for each Rights Share
"Rights Shares"	:	The new Shares to be allotted and issued by the Company pursuant to the Rights Issue
"Securities Account"	:	A securities account maintained by a Depositor with CDP, but does not include a securities sub-account maintained with a Depository Agent
"Securities Act"	:	The U.S. Securities of 1933, as amended, modified or supplemented from time to time, and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Share Awards"	:	Share awards granted pursuant to the Performance Share Plans
"Shares"	:	Ordinary shares in the capital of the Company
"Shareholder(s)"	:	The registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with the Shares
"Share Options"	:	Share options to subscribe for new Shares granted pursuant to the Share Option Plan
"Share Option Plan"	:	The share option plan for the granting of Share Options to the employees and Directors of the Group (the "**Grantees**"), approved at a general meeting of the Company held on 10 November 1999, as modified by the share option plan for the granting of Share Options to the Grantees, approved at a general meeting of the Company held on 20 April 2004
"Share Registrar"	:	B.A.C.S Private Limited
"SRS"	:	Supplementary Retirement Scheme
"Startree"	:	Startree Investments Pte. Ltd., a wholly-owned subsidiary of Temasek
"Sub-Underwriting Agreement"	:	The sub-underwriting agreement dated 2 June 2009 entered into between Lentor and DBS Bank
"Sub-Underwriting Commitment"		Lentor's agreement to subscribe at the Rights Issue Price for the Underwritten Rights Shares to the extent that such Rights Shares are not validly subscribed for under the Rights Issue
"Temasek"	:	Temasek Holdings (Private) Limited
"Temasek Entities"	:	Temasek, Lentor and Startree
"Temasek *Pro Rata* Shares"		The Rights Shares which the Temasek Entities are entitled, by virtue of the 993,529,332 Shares held in aggregate by the Temasek Entities at the date of this

		Announcement, to subscribe for under the Rights Issue
"TERP"	:	The theoretical ex-rights price which is calculated as follows: $$\text{TERP} = \frac{\text{Market capitalisation of the Company based on the Closing Price + Gross proceeds from the Rights Issue}}{\text{No . of Shares (excluding Treasury Shares) after the completion of the Rights Issue}}$$
"Underwriting Agreement"	:	The management and underwriting agreement dated 2 June 2009 entered into between the Company and DBS Bank, pursuant to which DBS Bank agrees to manage and underwrite the Rights Issue on the terms and conditions specified therein
"Underwritten Rights Shares"	:	1,105,081,798 Rights Shares which are underwritten in full pursuant to the Underwriting Agreement and which are subject to the Sub-Underwriting Commitment
"S$" and "cents"	:	The lawful currency of Singapore
"%" or "per cent."	:	Per centum or percentage

The terms "**Depositor**" and "**Depository Agent**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

The term "**Substantial Shareholder**" shall have the meaning ascribed to it in Section 81 of the Companies Act.

The term "**subsidiary**" shall have the meaning ascribed to it by Section 5 of the Companies Act. The term "**associated company**" shall have the meaning ascribed to it in the section entitled "Definitions and Interpretation" of the Listing Manual.

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Joint Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Joint Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Corporate Presentation

PROPOSED RIGHTS ISSUE TO RAISE GROSS PROCEEDS OF APPROXIMATELY S$1.437 BILLION (THE "PROPOSED RIGHTS ISSUE")

2 June 2009

NOL

IMPORTANT NOTICE

THIS PRESENTATION HAS BEEN PREPARED FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL OR ISSUE, OR ANY SOLICITATION OF ANY OFFER TO ACQUIRE, RIGHTS OR RIGHTS SHARES OR TO TAKE UP ANY ENTITLEMENTS TO RIGHTS SHARES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PRESENTATION SHOULD NOT BE DISTRIBUTED, FORWARDED TO OR TRANSMITTED IN OR INTO ANY JURISDICTION WHERE TO DO SO MIGHT CONSTITUTE A VIOLATION OF APPLICABLE SECURITIES LAWS OR REGULATIONS. THE DISTRIBUTION OF THIS PRESENTATION INTO JURISDICTIONS OTHER THAN SINGAPORE MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COME SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTIONS. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

WITHOUT PREJUDICE TO THE GENERALITY OF THE FOREGOING, THIS PRESENTATION IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THIS PRESENTATION INCLUDES FORWARD-LOOKING STATEMENTS, WHICH INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER. FORWARD-LOOKING INFORMATION IS BASED ON CURRENT VIEWS AND ASSUMPTIONS OF MANAGEMENT, INCLUDING BUT NOT LIMITED TO, PREVAILING ECONOMIC AND MARKET CONDITIONS. SUCH STATEMENTS ARE NOT, AND SHOULD NOT BE INTERPRETED AS A FORECAST OR PROJECTION OF FUTURE PERFORMANCE.

NOL

INTRODUCTION

Conducive Market Conditions

The current stock market is conducive for the Proposed Rights Issue as the stock market has improved recently (NOL shares closed at S$1.53 on 29 May 2009).

Firm Support from Temasek via "Full-Backstop" Commitment

Temasek (through Lentor, its wholly-owned subsidiary) has:

(a) given an irrevocable undertaking to subscribe for its *pro-rata* entitlements under the Proposed Rights Issue (the "**Pro-Rata Subscription**"); and

(b) agreed to sub-underwrite the entire Proposed Rights Issue (the "**Full Back-Stop Commitment**"),

in consideration for a commitment fee of 1.75% on the Pro-Rata Subscription and a sub-underwriting fee of 2.25% on the Full Back-Stop Commitment (less the Pro-Rata Subscription).

NOL

TERMS OF THE PROPOSED RIGHTS ISSUE

■ Issuer:	NOL
■ Securities:	New ordinary shares of NOL
■ Issue Type:	Renounceable
■ Issue Size:	1,105,081,798 Rights Shares
■ Rights Ratio:	3 Rights Shares for every 4 Existing Shares
■ Rights Price:	S$1.30 (approx. 15% discount to closing price of S$1.53 as at 29 May 09)
■ Gross Proceeds:	Approx. S$1.437B (approx. US$1B)
■ TERP:	S$1.43
■ Theoretical Nil-Paid Rights Price†:	S$0.13
■ Discount to Market Price:	Approx. 15.0%
■ Discount to TERP:	Approx. 9.2%
■ Underwriting & Sub-underwriting	Temasek (through its subsidiary, Lentor) to subscribe for Temasek's pro-rata entitlement of approx. 67.4% (approx. 745M Shares) and back-stop the entire Rights Issue through a sub-underwriting agreement with DBS as underwriter. NOL may consider bringing in additional banks as underwriters (on the same rights terms).
■ Condition:	The Rights Issue is subject to, *inter alia*, the approval in-principle of the SGX-ST for the listing of, dealing in and quotation of the Rights Shares on the Main Board of the SGX-ST. The Company expects to make a formal application to the SGX-ST shortly. An appropriate announcement will be made upon the receipt of such in-principle approval from the SGX-ST.

† *Theoretical Nil-Paid Rights Price = TERP – Rights Price*

NOL

USE OF PROCEEDS

- ✓ Based on the existing share capital of NOL, the estimated gross proceeds arising from the Rights Issue will amount to S$1.437 B (approx US$1B). After deducting estimated expenses of approximately S$36M, the estimated net proceeds will be approx S$1.401B.
- ✓ Intended use of net proceeds:
  - (a) Approximately 50% will be used for the repayment of debts; and
  - (b) The balance will be used for :
    - (i) investments (if opportunities arise); and/or
    - (ii) general corporate and working capital purposes, and/or
    - (iii) further repayment of debts
- ✓ Pending deployment, such proceeds may be deposited with banks and/or financial institutions, invested in short-term money markets and/or marketable securities, as NOL deems appropriate.

NOL

MINORITY SHAREHOLDERS

Minority shareholders who wish to:

(a) take up their pro-rata entitlements will not face any dilutive effects on their % shareholding;

(b) decline taking up their pro-rata entitlements may opt to renounce or sell their nil-paid rights; or

(c) apply for excess Rights Shares will rank ahead of directors and substantial shareholder(s) of NOL (including Temasek Entities†)

† *"Temasek Entities" refers to Temasek and its wholly-owned subsidiaries, Lentor and Startree*

NOL

INDICATIVE TIMELINE

The indicative timeline of the Proposed Rights Issue will be announced to shareholders in due course upon receipt of the approval in-principle of the SGX-ST for the listing of, dealing in and quotation of the Rights Shares on the Main Board of the SGX-ST.

NOL

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Wong Kim Wah (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Jun-2009 01:18:03
Announcement No.	00001

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	APPOINTMENT OF ADDITIONAL JOINT LEAD MANAGERS AND UNDERWRITERS
Description	Please refer to the Company's announcement (attached) on the above.
Attachments	Announcement.pdf Total size = **31K** (2048K size limit recommended)

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPOINTMENT OF ADDITIONAL JOINT LEAD MANAGERS AND UNDERWRITERS

Capitalised terms used herein shall have the definitions ascribed to them in the announcement dated 2 June 2009 on the proposed rights issue, unless otherwise stated or the context otherwise requires.

1. INTRODUCTION

1.1. Neptune Orient Lines Limited ("**Company**") refers to the announcement dated 2 June 2009 ("**Earlier Announcement**") on the renounceable underwritten rights issue ("**Rights Issue**") to raise gross proceeds of approximately S$1.437 billion.

1.2. In the Earlier Announcement, the Company mentioned that it has appointed DBS Bank Ltd. ("**DBS Bank**") as the financial adviser, lead manager and underwriter of the Rights Issue pursuant to a management and underwriting agreement ("**Underwriting Agreement**") made between the Company and DBS Bank. The Earlier Announcement also stated that the Company may, with the agreement of DBS Bank, appoint, on a several basis, other financial institutions to underwrite the Rights Issue on the terms and conditions of the Underwriting Agreement.

2. APPOINTMENT OF ADDITIONAL JOINT LEAD MANAGERS AND UNDERWRITERS

2.1. The Company wishes to announce that it has appointed:

(a) J.P. Morgan (S.E.A.) Limited ("**J.P. Morgan**");

(b) Morgan Stanley Asia (Singapore) Pte. ("**Morgan Stanley**"); and

(c) The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**")

as joint lead managers and joint underwriters of the Rights Issue in addition to the appointment of DBS Bank. DBS Bank remains as the financial adviser, joint lead manager and joint underwriter of the Rights Issue.

2.2. In connection with these appointments, the Company and Lentor (where applicable), DBS Bank, J.P. Morgan, Morgan Stanley and HSBC have on the date of this Announcement entered into supplemental agreements, which when read together with the Underwriting Agreement, have the following effect:

(a) the Rights Issue is underwritten in full by DBS Bank, J.P. Morgan, Morgan Stanley and HSBC (collectively, "**Joint Lead Managers and Underwriters**");

(b) the Underwriting Agreement is made between the Company and the Joint Lead Managers and Underwriters;

(c) the Irrevocable Undertaking is given by Lentor to the Company and the Joint Lead Managers and Underwriters; and

(d) the Sub-Underwriting Agreement is made between Lentor and the Joint Lead Managers and Underwriters.

2.3. For the avoidance of doubt, there are no other changes to the terms of the Rights Issue as contained in the Earlier Announcement.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary

5 June 2009

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Joint Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Joint Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	11-Jun-2009 20:45:40
Announcement No.	00100

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE: RECEIPT OF IN-PRINCIPLE APPROVAL AND NOTICE OF BOOKS CLOSURE DATE
Description	Please refer to the Company's announcement (attached) on the above.
Attachments	AIPAnnouncement.pdf Total size = **56K** (2048K size limit recommended)

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RECEIVED
2009 JUN 16 A 7:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Exemption
No. 82-2605

NOT FOR DISTRIBUTION INTO THE UNITED STATES

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF ANY OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. PLEASE SEE "IMPORTANT NOTICE" AT THE END OF THIS ANNOUNCEMENT.

NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
RECEIPT OF IN-PRINCIPLE APPROVAL AND NOTICE OF BOOKS CLOSURE DATE

Capitalised terms used herein shall have the definitions ascribed to them in the announcements dated 2 June 2009 and 5 June 2009, unless otherwise stated or the context otherwise requires.

1. INTRODUCTION

Neptune Orient Lines Limited ("**Company**") refers to its announcements dated 2 June 2009 and 5 June 2009 on the renounceable underwritten rights issue of new ordinary shares in the Company to raise gross proceeds of approximately S$1.437 billion ("**Rights Issue**").

2. IN-PRINCIPLE APPROVAL

The Company wishes to announce that in-principle approval has been obtained from the Singapore Exchange Securities Trading Limited ("**SGX-ST**") on 11 June 2009 for the listing and quotation of the Rights Shares[1] on the Main Board of the SGX-ST.

The SGX-ST's in-principle approval is subject to, *inter alia*, the following:

(a) compliance with the SGX-ST's listing requirements and guidelines;

(b) a valid share issue mandate being available and sufficient for the issue and allotment of the Rights Shares; and

(c) submission of the notification referred to in Rule 864(4) of the Listing Manual, if applicable, upon any significant changes affecting the Company's application.

---

1 Pursuant to the in-principle approval granted by the SGX-ST, the Company may issue up to a total of 1,124,285,806 Rights Shares in the event that all Share Options which are outstanding or subsisting and exercisable on or before the Books Closure Date are exercised and the relevant new Shares issued on or before the Books Closure Date.

The SGX-ST's in-principle approval is not to be taken as an indication of the merits of the Rights Issue, the Rights Shares, the Company and its subsidiaries.

3. NOTICE OF BOOKS CLOSURE DATE

Notice is hereby given that the register of members and the share transfer books of the Company will be closed at 5.00 p.m. (Singapore time) on 19 June 2009 ("**Books Closure Date**") for the purpose of determining the provisional allotments of Rights Shares of Shareholders under the Rights Issue.

4. ELIGIBILITY TO PARTICIPATE IN THE RIGHTS ISSUE

Entitled Depositors. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("**CDP**") are credited with Shares as at 5.00 p.m. (Singapore time) on the Books Closure Date ("**Depositors**") will be provisionally allotted Rights Shares entitlements on the basis of the number of Shares standing to the credit of their securities accounts with CDP as at the Books Closure Date.

To be "Entitled Depositors", Depositors must have registered addresses in Singapore with CDP as at the Books Closure Date or if they have registered addresses outside Singapore must provide CDP, at 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, with a registered address in Singapore no later than 5.00 p.m. (Singapore time) on 16 June 2009, being three market days prior to the Books Closure Date, in order to receive their provisional allotment of Rights Shares.

Shareholders should note that the offer and sale of, or exercise or acceptance of, or subscription for, "nil-paid" Rights and Rights Shares to or by persons located or resident in jurisdictions other than Singapore may be restricted or prohibited by the laws of the relevant jurisdiction. (For further information, please refer to the Offer Information Statement which will be lodged with the Monetary Authority of Singapore ("**MAS**") in due course.)

Entitled Scripholders. Shareholders whose share certificates are not deposited with CDP and whose Shares are not registered in the name of CDP ("**Scripholders**") will have to submit duly completed and stamped transfers (in respect of Shares not registered in the name of CDP), together with all relevant documents of title, so as to be received by 5.00 p.m. (Singapore time) on the Books Closure Date by B.A.C.S Private Limited ("**Share Registrar**") at 63 Cantonment Road, Singapore 089758, in order to be registered to determine the transferee's provisional allotments of Rights Shares under the Rights Issue.

To be "Entitled Scripholders", Scripholders must have registered addresses in Singapore with the Share Registrar as at the Books Closure Date or if they have registered addresses outside Singapore must provide the Share Registrar, at 63 Cantonment Road, Singapore 089758, with an address in Singapore for the service of notices or documents not later than 5.00 p.m. (Singapore time) on 16 June 2009, being three market days prior to the Books Closure Date, in order to receive their provisional allotment of Rights Shares.

Shareholders should note that the offer and sale of, or exercise or acceptance of, or subscription for, "nil-paid" Rights and Rights Shares to or by persons located or resident in jurisdictions other than Singapore may be restricted or prohibited by the laws of the relevant jurisdiction. (For further information, please refer to the Offer Information Statement which will be lodged with the MAS in due course.)

Shares Held Under Certain Situations. Shareholders who hold Shares through finance companies or Depository Agents (as defined in Section 130A of the Companies Act) or under the CPF Investment Scheme – Ordinary Account or the Supplementary Retirement Scheme (SRS) can only accept their provisional allotments of Rights Shares and (if applicable) apply for excess Rights Shares by instructing their respective finance companies, Depository Agents or approved CPF agent banks to do so on their behalf. **Any acceptance and/or application made by such Shareholders directly through the CDP or ATMs will be rejected.** Such Shareholders should refer to the Offer Information Statement for details relating to the offer procedure in connection with the Rights Issue.

Foreign Shareholders. For practical reasons and in order to avoid violating applicable securities laws outside Singapore, the Rights Shares will not be offered to Shareholders with registered addresses outside Singapore as at Books Closure Date and who have not at least three market days prior thereto provided CDP or the Share Registrar, as the case may be, with addresses in Singapore for the service of notices or documents in accordance with the foregoing.

To the extent it is practicable to do so, arrangements may, at the absolute discretion of the Company, be made for the provisional allotments of Rights Shares which would otherwise have been provisionally allotted to Foreign Shareholders to be sold "nil-paid" on the SGX-ST as soon as practicable after commencement of trading of "nil-paid" Rights. The net proceeds of such sales (after deducting any applicable brokerage, commissions and expenses, including GST) will be aggregated and paid to Foreign Shareholders in proportion to their respective shareholdings as at the Books Closure Date, save that no payment will be made of amounts of less than S$10.00 to a single or joint Foreign Shareholders, which amounts will be aggregated and will ultimately accrue to the benefit of the Company.

For the avoidance of doubt, even if a Foreign Shareholder has provided a Singapore address as aforesaid, the offer of Rights Shares to him will be subject to compliance with applicable securities laws outside Singapore to the extent reasonably practicable.

Qualified Institutional Buyers. Notwithstanding the foregoing, the "nil-paid" Rights and the Rights Shares may only be offered, sold, resold, allotted, taken up, exercised, renounced, pledged, transferred or delivered, directly or indirectly to or by persons in the United States or to or by U.S. persons outside the United States in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), if they are part of a limited number of persons whom the Company and the Joint Lead Managers and Underwriters reasonably believe to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) and who have provided to the Company (and the Company has accepted) signed investor representation letters in the form to be provided by the Company to such persons. The Company and the Joint Lead Managers and Underwriters reserve absolute discretion in determining whether to allow such participation as well as the identity of the persons who may be allowed to do so.

5. ADJUSTMENT IN THE NUMBER OF RIGHTS SHARES

Further to the Company's announcement dated 2 June 2009, 71,000 new Shares will be issued pursuant to the exercise of Share Options, resulting in an increase in the number of Rights Shares to be offered by 53,250 Rights Shares to 1,105,135,048 Rights Shares (based on the total number of Shares comprising the aforesaid 71,000 new Shares and the Shares in issue as

at the date of this announcement). As previously announced, the additional 53,250 Rights Shares will not comprise part of the Underwritten Rights Shares and will not be underwritten by the Joint Lead Managers and Underwriters, or be subject to the Sub-Underwriting Commitment of the Temasek Entities. While the Company does not expect to issue any further new Shares pursuant to the exercise of Share Options, if any new Shares should be issued on or prior to the Books Closure Date, the Company will make further announcements to update Shareholders.

6. INDICATIVE TIMELINE

An indicative timeline for the Rights Issue is set out below (all references below are to Singapore time):

Shares trade "ex-rights"	:	17 June 2009 (Wed) from 9.00 a.m.
Lodgment of Offer Information Statement	:	19 June 2009 (Fri)
Books Closure Date	:	19 June 2009 (Fri) at 5.00 p.m.
Despatch of the Offer Information Statement (together with acceptance and application forms) to Entitled Shareholders	:	24 June 2009 (Wed)
Start of "nil-paid" Rights trading	:	24 June 2009 (Wed) at 9.00 a.m.
Last date and time for "nil-paid" Rights trading	:	2 July 2009 (Thurs) at 5.00 p.m.
Last date and time for splitting Rights	:	3 July 2009 (Fri) at 5.00 p.m.
Last date and time for acceptance and payment of Rights Shares	:	8 July 2009 (Wed) at 5.00 p.m. (9.30 p.m. for electronic applications)
Last date and time for renunciation of and payment for Rights Shares	:	8 July 2009 (Wed) at 5.00 p.m. (9.30 p.m. for electronic applications)
Last date and time for application and payment for excess Rights Shares	:	8 July 2009 (Wed) at 5.00 p.m. (9.30 p.m. for electronic applications)
Expected date for issuance of Rights Shares	:	16 July 2009 (Thurs)
Expected date for commencement of trading of Rights Shares	:	17 July 2009 (Fri) from 9.00 a.m.

The above timeline is indicative only and is subject to change. As at the date of this announcement, the Company does not expect the above timeline to be modified. However, the Company may, with the agreement of the Joint Lead Managers and Underwriters and the approval of the SGX-ST (as necessary), modify the above timeline subject to any limitation under the Listing Manual and any applicable laws. In such event, the Company will announce the same through an SGXNET announcement to be posted on the SGX-ST's website at http://www.sgx.com.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
11 June 2009

IMPORTANT NOTICE

This Announcement is for information purposes only and does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, Rights or Rights Shares or to take up any entitlements to Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. No person should acquire any Rights or Rights Shares except on the basis of the information contained in the Offer Information Statement.

The information contained in this Announcement should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of applicable securities laws or regulations.

The issue, exercise or sale of rights and the acquisition or purchase of Rights Shares are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company and the Joint Lead Managers and Underwriters assume no responsibility in the event there is a violation by any person of such restrictions.

The distribution of this Announcement, the Offer Information Statement, the provisional allotment letters and/or the application forms for Rights Shares and/or excess Rights Shares into jurisdictions other than Singapore may be restricted by law. Persons into whose possession this Announcement and such other documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of the Company's website nor any website accessible by hyperlinks on the Company's website is incorporated in, or forms part of, this Announcement.

This Announcement contains or incorporates by reference "forward-looking statements" regarding the belief or current expectations of the Company, the Board and other members of its senior management about the Company's businesses and the transactions described in this Announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which the Group operates, and other factors affecting the level of the Group's business activities and the costs and availability of financing for the Group's activities. Any forward-looking statement contained in this Announcement based on past or current trends and/or activities of the Group should not be taken as a representation that such trends or activities will continue in the future. No statement in this Announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. The Company and the Joint Lead Managers and Underwriters expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Notice of Book Closure Date for **Rights Issue** *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	11-Jun-2009 20:47:00
Announcement No.	00101

>> Announcement Details
The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	The Rights ratio of Three (3) Rights Shares for every Four (4) Existing Ordinary Shares of the Company held as at the Books Closure Date.
Record Date *	19-06-2009
Record Time *	17:00
Date Paid/Payable (if applicable)	

Footnotes	Duly completed and stamped transfers (in respect of Shares not registered in the name of CDP) together with all relevant documents of title received by the Share Registrar, B.A.C.S. Private Limited at 63 Cantonment Road, Singapore 089758, up to 5.00 p.m. on the Books Closure Date will, subject to the Articles of Association of the Company, be registered to determine the Entitled Shareholders' entitlements to their provisional allotments under the Rights Issue (subject to applicable laws).

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